SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G/A Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                               (Amendment No. 3)


                                Ingersoll Rand Co
              ---------------------------------------------------
                                (Name Of Issuer

                                   Common Par
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    456866102
                          ----------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No. 456866102       13G/A            Page 2 of 6 Pages

Ingersoll Rand Co.


1    NAME OF REPORTING PERSON
     S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation for Ingersoll and Master Trust Plan
      Administered by The Chase Manhattan Bank - CMB

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)
                                                         (B)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Chase Manhattan Corporation CMC - Delaware
     The Chase Manhattan Bank - CMB - New York
     Ingersoll Master Trust Plan - Plan

NUMBER         5    SOLE VOTING POWER
OF                  9,856,230
SHARES

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            None


EACH           7    SOLE DISPOSITIVE POWER
REPORTING           9,856,230
PERSON

WITH           8    SHARED DISPOSITIVE POWER
                    None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,856,230

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Plan 5.01%
     CMC   .47%
     CMB   .47%

12   TYPE OF PERSON REPORTING*
                  CMC  - HC
                  CMB  - BK
                  Plan - ESOP


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:            Ingersoll Rand Co
                                        200 Chestnut Ridge Road
Item 1(b).   Address of Issuer's:       Woodcliff Lake, New Jersey 07675
              Offices

Item 2(a).   Name of Person Filing:   This   notice  is  filed  by  The  Chase
                                      Manhattan   Corporation  (CMC)  and  its
                                      wholly  owned   subsidiary,   The  Chase
                                      Manhattan Bank (CMB ) and Ingersoll-Rand
                                      Master Plan Trust (the "Plan) and Trust created pursuant thereto (collectively, the "Filing Persons")

Item 2(b).   Address of Principal Business    CMC:   270 Park Avenue
             Office:                                 New York, NY 10017
                                              CMB -  270 Park Avenue
                                                     New York, NY 10017
                                              Plan - Ingersoll-Rand Master Plan
                                                     Trust
                                              c/o The Chase Manhattan Bank
Item 2(c).   Citizenship:
                             CMC - Delaware
                             CMB - New York

Item 2(d).   Title of Class of Securities:   Common Par

Item 2(e).   CUSIP Number:                   456866102

Ingersoll Rand Co


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_|  Broker or dealer registered under Section 15 of the Act.

        (b) |X|  Bank as defined in Section 3(a)(6) of the Act.

        (c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) |X| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X|  Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G).

        (h) |_|  Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)     Amount Beneficially Owned:
                As of December 31, 1997      9,075,080

                                             The plan and Trust created
                                             pursuant thereto beneficially
                                             own 9,856,230 shares of common
                                             stock.

        (b)     Percent of Class:                CMC  -  .47%
                                                 CMB  -  .47%
                                                 Plan - 5.01%

        (c)     Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                                                    CMC  -  781,150
                                                    CMB  -  781,150
                                                    Plan - 9,075,080

            (ii) Shared power to vote or to direct the vote:

                                                    None

Ingersoll Rand Co


        (iii)   Sole power to dispose or to direct the disposition of:
                                                    CMC  -   781,150
                                                    CMB  -   781,150
                                                    Plan - 9,075,080

         (iv)   Shared power to dispose or to direct the disposition of:

                The Plan and Trust created pursuant thereto share the power to dispose or to direct the disposition of 9,856,230 shares of common stock.
                Chase and CMC share the power to dispose or to direct the disposition of 781,150 shares of common stock. The 9,856,230 shares of common stock are held in the trust created pursuant to the Ingersoll-Rand master Plan Trust agreement dated October 1, 1994 between Chase as the Master Trustee ( the "Master Trustee") and Ingersoll-Rand Company, for the benefit of participants in the Plan (the Trust). Except as set forth below, the mater Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote , tender or exchange and common stock beneficially owned by the Trust as directed by the participants in the Plan (the "Participants").
                For this purpose, each participant acts in the capacity of a named fiduciary with respect to all shares of common stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.
                Under the terms of the trust, The Master Trustee will vote shares of common stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Any allocated shares for which no instructions are received are voted by the Master Trustee in the same proportion as the shares of common stock for which instructions are received.
                The administrators of the Plan may cause the Master Trustee to dispose of shares of common stock under certain limited circumstances.
                The actions and the of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.

Item 5. Ownership of Five Percent or Less of a Class:
        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

Ingersoll Rand Co

Item 10.  Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998


The Chase Manhattan Bank               THE CHASE MANHATTAN CORPORATION

/s/ Allan Nemethy                      /s/ Anthony J. Horan
-------------------------              -------------------------------
    Allan Nemethy                          Anthony J. Horan
    Trust Officer                          Corporate Secretary


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